April 26, 1994

Metropolitan Life Insurance Co.
One Lincoln Center, Suite 800
Oakbrook Terrace, IL  60181
ATTN: Mr. Michael J. Kroeger

Dear Mr. Kroeger

Reference is made to the Loan Agreement dated as of November 15, 1990, and the amendment thereto dated as of January 25, 1994, between Edison Brothers Stores, Inc. (the "Company") and Metropolitan Life Insurance Company (the "Purchaser") relating to, among other things, the issuance and sale by the Company to the Purchaser of $15,000,000 aggregate principal amount of 9.19% Senior Promissory Notes due November 15, 1994 (the "Notes"). Capitalized terms used herein, not otherwise defined, are used as defined in the Notes.

The amendment referred to above effected a change in Section 4.04 of the Notes, which section is entitled "Maintenance of Fixed Charges." Concurrent with that amendment, the Company obtained a similar amendment under its other debt agreements. The Company was subsequently asked by the creditors under certain of those other agreements to further amend the fixed charges coverage provisions of those agreements. The Company agreed to those requests. As a result of those subsequent amendments, the fixed charges coverage calculation under those other agreements has become somewhat more restrictive. In order to maintain a parity in protection for the Purchaser, we are requesting that the Purchaser consent, pursuant to Section 5 of the Notes, to the further amendment of Section 4.04 to read in its entirety as follows:

 "Section 4.04. Maintenance of Fixed Charges Coverage. The Company will cause the ratio of (i) Consolidated Net Income Available for Interest Charges, Income Taxes, and Rentals to (ii) the aggregate amount of Interest Charges and Rentals (after eliminating intercompany items) of the Company and its Subsidiaries for:

 (a) each period of four (4) consecutive fiscal quarters up to and including the quarter ending October 30, 1993, to be not less than 1.25 to 1.00;

 (b) the fiscal quarter ending January 29, 1994, to be not less than 1.25 to 1.00;

 (c) each period of four (4) consecutive fiscal quarters beginning with the period that ends with the first fiscal quarter of fiscal year 1994 to and including the period that ends with the third fiscal quarter of fiscal year 1994, to be not less than 1.10 to 1.00.

 If Consolidated Net Income for each of any two consecutive quarters during the first three quarters of fiscal year 1994 is a net loss and the loss reported for the second such consecutive quarter is greater than the loss reported for the first such quarter, such event shall constitute a breach of this Section 4.04."

No Default or Event of Default exists after giving effect to the Amendment set forth herein. Except as expressly provided in this Amendment, the Loan Agreement and all documents and instruments executed in connection with, or contemplated by, the Loan Agreement shall remain in full force and effect. This Amendment shall be binding upon, and shall inure to the benefit of, the successors and assigns of the parties hereto and the holders from time to time of the Notes.

Your consent and prompt response would be greatly appreciated.

Very truly yours



By /s/Lee G. Weeks
      Executive Vice President and Chief Financial Officer


Consented and Agreed to

Metropolitan Life Insurance Co.

By /s/ Michael J. Kroeger

       Name:  Michael J. Kroeger

       Title: Vice-President

       Date:  April 28, 1994